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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE TO/A
                                 (RULE 14D-100)
                          TENDER OFFER STATEMENT UNDER
                      SECTION 14(e)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

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                                PURE WORLD, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                            NATUREX ACQUISITION CORP.
                          A WHOLLY-OWNED SUBSIDIARY OF

                                  NATUREX S.A.
                      (NAMES OF FILING PERSONS (OFFERORS))

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    74622C106
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                JACQUES DIKANSKY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                  NATUREX S.A.
                            SITE D'AGROPARC MONTFAVET
                                     BP 1218
                              84911 AVIGNON, FRANCE
                            TELEPHONE: 334.9023.9689

                                 WITH A COPY TO:
                             RICHARD S. GREEN, ESQ.
                            THELEN REID & PRIEST LLP
                                875 THIRD AVENUE
                          NEW YORK, NEW YORK 10022-6225
                            TELEPHONE: (212) 603-2000

  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                 AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

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                            CALCULATION OF FILING FEE
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          TRANSACTION VALUE*                     AMOUNT OF FILING FEE
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            $38,983,662.40                            $4,588.38
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*    Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rules 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation assumes the purchase of 8,077,018 outstanding shares of common stock of
     Pure World, Inc. at a purchase price of $4.30 per share. The transaction valuation also includes the offer price of $4.30 multiplied by 988,950, the number of options outstanding.
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
     Amount Previously Paid:    $4,588.38        Filing party:  Naturex S.A.
     Form or Registration No.:  Schedule TO-T    Date Filed:    June 17, 2005
[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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


     This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (this "Statement") originally filed on June 17, 2005 with the Securities and Exchange Commission (the "Commission") by Naturex Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Naturex S.A., a societe anonyme organized under the laws of the French Republic ("Parent") relating to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Pure World, Inc., a Delaware corporation ("Company"), at a purchase price of $4.30 per share, net to the seller in cash. The terms and conditions of the offer are described in the Offer to Purchase dated June 17, 2005 (the "Offer to Purchase") a copy of which was filed as Exhibit (a)(1)(A), and the related Letter of Transmittal and the instructions thereto, a copy of which was filed as Exhibit (a)(1)(B) to the Statement on June 17, 2005. Capitalized terms used and not otherwise defined herein shall have the meaning assigned to such terms in the Offer to Purchase.

ITEM 4. TERMS OF THE TRANSACTION.

     Item 4 is amended and supplemented by the following:

     The information set forth in Section 1 ("Withdrawal Rights") and Section 2 ("Certain U.S. Federal Income Tax Consequences") of the Supplement, dated July 12, 2005 (the "Supplement"), are incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 7 is amended and supplemented by the following:

     The information set forth in Section 4 ("Source and Amount of Funds") of the Supplement is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

     Item 11 is amended and supplemented by the following:

     The information set forth in Section 3 ("Certain Projections Provided by the Company") of the Supplement is incorporated herein by reference.

ITEM 12. EXHIBITS

     Item 12 is amended by adding the following Exhibits thereto.

(a)(1)(G)      Supplement dated July 12, 2005.

(b)(4) Loan Agreement dated June 28, 2005, among Naturex S.A., Credit Lyonnais, CIC Lyonnaise de Banques, CRCAM Alpes Provence, Societe Generale and Natexis Banques Populaires, acting for itself as well as agent for such banks.


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


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Naturex S.A.


                                         By:   /s/ Jacques Dikansky
                                            ------------------------------------
                                            Name:  Jacques Dikansky
                                            Title: President and Chief Executive
                                                     Officer


                                         Naturex Acquisition Corp.


                                         By:   /s/ Jacques Dikansky
                                            ------------------------------------
                                            Name:  Jacques Dikansky
                                            Title: President and Chief Executive
                                                     Officer


Dated: July 12, 2005


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


                                  EXHIBIT INDEX


EXHIBIT NO.    DESCRIPTION
-----------    -----------

(a)(1)(G)      Supplement dated July 12, 2005.

(b)(4) Loan Agreement dated June 28, 2005, among Naturex S.A., Credit Lyonnais, CIC Lyonnaise de Banquesd, CRCAM Alpes Provence, Societe Generale and Natexis Banques Populaires, acting for itself as well as agent for such banks.


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